Filed by Harmon Industries, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        Subject Company: Harmon Industries, Inc.
                                                     Commission File No.: 0-7916

     Harmon Industries, Inc. has entered into an Agreement and Plan of Merger, dated as of July 16, 2000, with General Electric Company pursuant to which a subsidiary of GE will commence an offer to exchange $30 of GE common stock (based on the weighted average trading price of GE common stock during a designated period prior to the closing of the offer) for each Harmon share tendered in the offer.

     The offer is subject to, among other things, the tender of at least two-thirds of the Harmon shares, determined on a fully diluted basis. Following the completion of the offer, a subsidiary of GE will be merged with Harmon and each remaining Harmon share will be converted into the same number of GE shares as is paid in the offer.

     Attached are copies of the merger agreement and certain related documents, including a press release announcing the transaction. The foregoing description is qualified by reference to such documents.

      We urge the Harmon shareholders to read the Registration Statement on Form S-4, Schedule TO and the preliminary prospectus, supplements, final prospectus and other exchange offer documents, which will be filed by GE with the Securities and Exchange Commission and the related Solicitation/Recommendation Statement on Schedule 14D-9 which will be filed by Harmon with the SEC. These documents will contain important information which should be read carefully before any decision is made with respect to the offer. When documents are filed with the SEC, they will be available at no charge at the SEC's website at www.sec.gov. Documents will also be available at no charge from Bjorn E. Olsson or Stephen L. Schmitz, sschmitz@harmonind.com, both of Harmon Industries, 816-229-3345 and from Susan K. Breon of GE Transportation Systems, 814-875-3457, e-mail, susan.breon@trans.ge.com.

     This document contains forward looking statements, which are subject to risks and uncertainties, including that the offer and the merger may not be consummated and the other risks set forth in the Annual Report on Form 10-K of Harmon Industries, Inc. for the year ended December 31, 1999.

Exhibits:

99.1 Joint press release, issued July 17, 2000, by General Electric Company and Harmon Industries, Inc.
99.2 Agreement and Plan of Merger, dated as of July 16, 2000, among General Electric Company, Four Points Acquisition,
       Inc. and Harmon Industries, Inc.
99.3 Stock Option Agreement, dated as of July 16, 2000, between General Electric Company and Harmon Industries, Inc.

99.4 Support Agreement, dated as of July 16, 2000, among General Electric Company and certain stockholders of Harmon Industries, Inc.